As Filed with the Securities and Exchange Commission on January 10, 2006
                                                     Registration No. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                              Mori Seiki Co., Ltd.
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                      Japan
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
    (Address, including zip code, and telephone number, including area code, of agent for service)

        It is proposed that this filing become effective under Rule 466
                           |_| immediately upon filing
                             |_| on (Date) at (Time)

      If a separate statement has been filed to register the deposited shares, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                           Proposed maximum     Proposed maximum       Amount of
            Title of each class of                         Amount              Aggregate            aggregate         registration
         Securities to be registered                  to be registered       price per unit(1)   offering price (1)       fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American         25,000,000            $.05                 $1,250,000           $133.75
Depositary Receipts, each American Depositary             American
Share evidencing one ordinary share of Mori Seiki        Depositary
Co., Ltd.                                                  Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (12), (14) and (15)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraph (13)

         (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph (11)
                  inspect the transfer books of the
                  Depositary and the list of holders
                  of receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6) and (8)
                  or withdraw the underlying securities

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
         (x)      Limitation upon the liability of the      Paragraphs (13) and (18)
                  Depositary

(3)      Fees and Charges                                   Paragraph (7)

Item 2. Available Information

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
2(a)     Statement that Mori Seiki Co., Ltd. furnishes      Paragraph (11)
         the Commission with certain public reports and
         documents required by foreign law or otherwise
         under Rule 12g3-2(b) under the Securities
         Exchange Act of 1934  and that such reports and
         documents can be inspected by holders of
         American Depositary Receipts and copied at
         public reference facilities maintained by the
         Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among Mori Seiki Co., Ltd. (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of ___________________, 2006, among Mori Seiki Co., Ltd., The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 10, 2006.

                                                   By:THE BANK OF NEW YORK,
                                                   as Depositary

                                                   By: \s\ U. Marianne Erlandsen
                                                       -------------------------
                                                   Name:  U. Marianne Erlandsen
                                                   Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Mori Seiki Co., Ltd., has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Japan on January 10, 2006.

                                                        MORI SEIKI CO., LTD.

                                                    By: \s\ Masahiko Mori
                                                        ------------------------
                                                        Name:  Masahiko Mori
                                                        Title: President and CEO

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on January 10, 2006.

Name                                        Title
----                                        -----

\s\ Masahiko Mori                 President and CEO
-----------------------           (Principal Executive Officer)
Masahiko Mori

\s\ Hiroshi Mizuguchi             Vice-President
-----------------------
Hiroshi Mizuguchi

\s\ Kyoji Umeoka                  Senior Executive Managing Director
-----------------------
Kyoji Umeoka

\s\ Kazuyuki Hiramoto             Senior Executive Managing Director
-----------------------
Kazuyuki Hiramoto

                                  Senior Executive Managing Director
-----------------------
Takeshi Saito

\s\ Koji Okura                    Managing Director
-----------------------
Koji Okura

Name                                        Title
----                                        -----

\s\ Hiraku Nakata                 Managing Director
-----------------------
Hiraku Nakata

\s\ Makoto Fujishima              Managing Director
-----------------------
Makoto Fujishima

\s\ Yoshitsugu Shigeta            Managing Director
-----------------------
Yoshitsugu Shigeta

\s\ Hiroaki Tamai                 Director, CFO and CAO
-----------------------           (Principal Financial and Accounting Officer)
Hiroaki Tamai

\s\ Takahiro Kobi                 Director
-----------------------
Takahiro Kobi

                                  Director
-----------------------
Yasunori Hamabe

\s\ Hidefumi Shirotori            Director
-----------------------
Hidefumi Shirotori

\s\ Toyofumi Nishio               Director
-----------------------
Toyofumi Nishio

\s\ Masahiro Yanagihara           Authorized Representative in the United States
-----------------------
Mori Seiki U.S.A., Inc.
By: Masahiro Yanagihara

                                INDEX TO EXHIBITS

Exhibit
 Number
 ------

(1) Form of Deposit Agreement, dated as of [Date], among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.